                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K

(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (Fee Required)
     For the fiscal year ended December 31, 1999 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
     For the transition period from             to
                                    ----------      ----------

                     Commission File Number  0-16109


                      ADVANCED POLYMER SYSTEMS, INC.
                   SALARY REDUCTION PROFIT SHARING PLAN


                       ADVANCED POLYMER SYSTEMS, INC.
                             123 Saginaw Drive
                       Redwood City, California 94063
                         Telephone: (650) 366-2626

FINANCIAL STATEMENTS AND EXHIBITS

                          ADVANCED POLYMER SYSTEMS, INC.
                       SALARY REDUCTION PROFIT SHARING PLAN
                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998



                                            1999              1998
                                            ----              ----
ASSETS:

Cash                                       $      223        $      854

Investments (note 3):
  Pooled separate accounts                  3,403,101         2,637,592
  Fixed dollar annuities                      398,887           411,290
  Company stock                                60,756            71,568
  Participant loans                            59,096             8,245
                                            ---------         ---------
    Total investments                       3,921,840         3,128,695
                                            ---------         ---------

Contributions receivable:
  Participant                                  21,340             9,910
  Employer                                     28,282            29,924
                                            ---------         ---------
   Total contributions receivable              49,622            39,834
                                            ---------         ---------

   Net assets available for benefits       $3,971,685        $3,169,383
                                            =========         =========

See accompanying notes to the financial statements.

                        ADVANCED POLYMER SYSTEMS, INC.
                    SALARY REDUCTION PROFIT SHARING PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    YEARS ENDED DECEMBER 31, 1999 AND 1998


                                              1999              1998
                                              ----              ----
Additions to net assets attributed to:
  Investment income:
   Net appreciation in fair value of
    investments (note 3)                     $  567,627        $  443,498
   Interest                                      25,436            22,879
   Dividends                                         31               205
                                              ---------         ---------
    Total investment income                     593,094           466,582

Contributions:
  Employee                                      344,650           351,047
  Employer                                      120,664           124,860
  Rollovers                                          --            11,154
                                              ---------         ---------
    Total additions                             465,314           487,061
                                              ---------         ---------

Deductions from net assets attributed to:
  Benefit payments                             (256,106)         (113,261)
                                              ---------         ---------
    Total deductions                           (256,106)         (113,261)
                                              ---------         ---------

    Net increase                                802,302           840,382

    Net assets at beginning of year           3,169,383         2,329,001
                                              ---------         ---------

    Net assets available for benefits        $3,971,685        $3,169,383
                                              =========         =========

See accompanying notes to the financial statements.

Notes to Financial Statements
December 31, 1999 and 1998


1.     DESCRIPTION OF THE PLAN

The following description of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan (the "401(k) Plan" or the "Plan") provides only general information. Participants should refer to the 401(k) Plan document for a more complete description of the Plan's provisions.

       (a) General

The 401(k) Plan is a defined contribution plan covering active employees of Advanced Polymer Systems, Inc. and subsidiaries ("APS" or the "Company"). The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       (b) Contributions - Employee

Eligible domestic employees may contribute up to 15% of their total compensation for each calendar year, limited to $10,000 in 1999 and 1998.

       (c) Contributions - Employer

The Company makes matching contributions equal to 50% of each member's Employee Contribution during a Plan year up to a maximum amount equal to the lesser of 3% of each participant's annual compensation, or $4,800 per calendar year. The Company may also contribute additional discretionary amounts as it may determine. No employer discretionary contributions have been made to the Plan since its inception.

       (d) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the employers' contribution and (ii) plan earnings. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

       (e) Vesting

The 401(k) Plan provides that the allocated contribution and income of both the employee contribution and the employer matching contribution are immediately and fully vested. Employer discretionary contributions become vested over a period of 6 years in accordance with the following schedule:

               Years of Service    Vested Percentage
               ----------------    -----------------

                    Less than 1               0%
                    1                        10%
                    2                        20%
                    3                        40%
                    4                        60%
                    5                        80%
                    6 or more               100%

       (f) Payment of Benefits

Upon retirement (at 62 years of age or if later, the employee's fifth anniversary of employment with the Company), the participant can elect to receive distributions through either a single lump-sum payment or installments (for all investments except investments in the company common stock) over the participant's assumed life expectancy (or the participant and the participant's beneficiary's assumed life expectancy) determined at the time of distribution.

Upon death, permanent disability or termination of employment prior to retirement (as defined above), the participant will be entitled to a distribution equal to the vested portion of his/her accounts.

       (g) Rollovers

The Plan allows certain transfers to and from eligible retirement plans.

A direct rollover is a payment by the 401(k) Plan to the eligible retirement plan specified by the distributee. A distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

With the consent of the Plan Administrator, amounts may be transferred from other eligible retirement plans by participants, provided that the trust from which such funds are transferred permits the transfer to be made and the transfer will not jeopardize the tax exempt status of the 401(k) Plan.

       (h) Trustees

The Plan is administered by the Company. A Trustee is responsible for investing the assets of the Plan which are held in Trust. The trustee at December 31, 1999 was Michael O'Connell, Chief Financial Officer of Advanced Polymer Systems, Inc. On January 1, 2000, the trustee was changed to Eastern Bank and Trust.

The Trustee has retained CMG Consulting, Inc. ("CMG") to provide recordkeeping services for the 401(k) Plan. CMG invests Plan assets in a fixed dollar annuity and the various mutual fund options offered by Nationwide Life Insurance.

The company has engaged Securities America to invest Plan assets in APS company stock.

Members of the Board of Directors and employees of the Company serving as Trustees receive no additional compensation for services in connection with the administration of the 401(k) Plan.

       (i) Participant Loans

Participants are allowed to borrow from their vested account balance. The Plan will allow a participant to borrow up to the lesser of 50% of his/her vested balance or $50,000. The loan, secured by the vested Plan balance of the participant, is repayable in installments over a period up to 5 years at the prime rate plus 2%. The term of the loan can be extended for more than 5 years if the loan is used to purchase the principal dwelling of the participant. Principal and interest are paid ratably through payroll deductions.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a) Investment Valuation

The Plan's investments are stated at fair value except for its investment in the fixed dollar annuities which is valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest earned, less funds withdrawn. The contract is included in the financial statements at contract value because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the investment contract. Guaranteed interest rates were 5.7% and 5.9% in 1999 and 1998, respectively. Pooled Separate Accounts are valued based on quoted market prices which represent the net asset value of the underlying investments held by the Plan in the Pooled Separate Accounts at year-end. Common Stock is valued at quoted market price at year-end. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

       (b) Expenses of the 401(k) Plan

Reasonable fees and expenses incurred in the establishment and administration of the 401(k) Plan, and reasonable compensation of attorneys, accountants, investment managers, actuaries, consultants or expenses of the Trustees or any agent of the Trustees if not employed by the Company will be paid out of the assets of the 401(k) Plan, except to the extent that the Company pays such expenses directly. For the years ended December 31, 1999 and 1998, all such expenses were paid by the Company.

       (c) Forfeitures

If a Participant terminates employment with APS prior to completing six years of service, the unvested portion of such member's employer discretionary contribution will be forfeited and allocated among the remaining participants in the 401(k) Plan. No employer discretionary contributions have been made to the Plan since its inception, hence there have been no forfeitures.

       (d) Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

       (e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.


3. INVESTMENTS

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's accompanying 1998 financial statements have been reclassified to conform with the current year's presentation.

The following table represents the fair value of individual investments as of December 31, 1999 and 1998. Those which exceed 5% of the Plan's net assets are separately identified: (*):

                                                 1999          1998
                                                 ----          ----
Pooled Separate Accounts
  American Balanced Fund*                     $  575,516    $  556,567
  Bond Fund of America*                          135,850       202,083
  Templeton Foreign Fund                         112,115        66,578
  Dreyfus S&P 500 Index Fund                          --       127,304
  Nationwide S&P Index Fund*                     301,049            --
  Fidelity Magellan Fund*                        692,216       491,243
  American Century Growth*                     1,412,082     1,072,368
  Warburg Pincus Emerging Growth Fund            174,273       121,449
                                               ---------     ---------
                                               3,403,101     2,637,592
                                               ---------     ---------

Fixed Dollar Annuities*                          398,887       411,290
APS Common Stock                                  60,756        71,568
Participant Loans                                 59,096         8,245
                                               ---------     ---------
                                              $3,921,840    $3,128,695
                                               =========     =========

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $567,627 and $443,498, respectively, as follows:

                                                  1999        1998
                                                  ----        ----
Pooled Separate Accounts                        $605,824    $458,473
Common Stock                                     (38,197)    (14,975)
                                                 -------     -------
                                                $567,627    $443,498
                                                 =======     =======

4. INCOME TAXES

The Internal Revenue Service ("IRS") has determined and informed APS by a letter dated September 19, 1991 that the Plan and the related trust are designed and operated in accordance with applicable sections of the Internal Revenue code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Participant's contributions and earnings thereon do not become subject to income taxes as a result of participation in the 401(k) Plan until assets in the participant's accounts are distributed. Under certain circumstances, a distribution from the 401(k) Plan is subject to income tax as ordinary income.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, APS has the right to terminate the 401(k) Plan at any time. In the event of termination, all accounts will become fully vested, and the plan equity will be allocated and distributed to the participants based on their respective account balances.

6. NONEXEMPT TRANSACTIONS

It was noted that there were unintentional delays by the Company in submitting 1999 employee deferrals in the amount $13,557 to the trustee. In July of 2000, the Company intends to reimburse the Plan for lost interest in the amount of $75.

7. SUBSEQUENT EVENT

On January 1, 2000, the Plan Trustee was changed to Eastern Bank and Trust. Since the contract with Nationwide Insurance expired, beginning January 1, 2000, all contributions and Plan assets will be invested in mutual funds offered by D-Access, the Plan's new custodian. During the first quarter of 2000, all Plan assets were transferred from investments offered by Nationwide to D-Access.

In June of 2000, Advanced Polymer Systems, Inc. agreed to sell certain technology rights for topical pharmaceuticals and its cosmeceutical product lines and other assets to its partner, R.P. Scherer corporation, a subsidiary of Cardinal Health, Inc. The effect on the Plan is not determinable.

                                                                                          SCHEDULE I
                                          ADVANCED POLYMER SYSTEMS, INC.
                                       SALARY REDUCTION PROFIT SHARING PLAN
                       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                              DECEMBER 31, 1999

                                   Description of investment, including
Identity of issuer, borrower,      maturity date, rate of interest,                  Current
Lessor or similar property         collateral, par or maturity value                 value
-----------------------------      ------------------------------------              -------
Nationwide*                        194,030 shares of American Balanced Fund         $  575,516
Nationwide*                        55,051 shares of Bond Fund of America               135,850
Nationwide*                        61,989 shares of Templeton Foreign Fund             112,115
Nationwide*                        262,563 shares of Nationwide S&P 500
                                    Index Fund                                         301,049
Nationwide*                        170,397 shares of Fidelity Magellan Fund            692,216
Nationwide*                        141,799 shares of American Century Growth Fund    1,412,082
Nationwide*                        83,581 shares of Warburg Pincus
                                    Emerging Growth Fund                               174,273
Nationwide*                        292,918 shares of Nationwide Fixed Fund             398,887
Advanced Polymer Systems*          17,672 shares of common stock                        60,756
Participant loans*                 Participant loans (interest rates, 8% to 10.25%;
                                    Number of loans, 6)                                59,096
                                                                                     ---------
                                                                                    $3,921,840
                                                                                     =========

* Party-in-interest
See accompanying notes to independent auditors' report.

                                                                                          SCHEDULE II
                                          ADVANCED POLYMER SYSTEMS, INC.
                                       SALARY REDUCTION PROFIT SHARING PLAN
                                    SCHEDULE OF NONEXEMPT TRANSACTIONS
                                              DECEMBER 31, 1999

                             (b) Relationship to                                              (d) Cost of
(a) Identity of party        plan, employer or           (c) Description of transactions,     asset (interest
involved                     other party-in-interest     including rate of interest           amount)
---------------------        -----------------------     --------------------------------     ---------------
Advanced Polymer Systems     Plan Sponsor                1999 employee deferrals not         $75
 Inc.                                                    deposited to Plan in a timely
                                                         manner.  Interest rate of 40%

It was noted that there were unintentional delays by the Company in submitting 1999 employee deferrals in the amount $13,557 to the trustee.  In July of 2000, the Company intends to reimburse the Plan for lost interest in the amount of $75.
See accompanying notes to financial statements.

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders of Advanced Polymer Systems, Inc. and the Trustees and Participants in the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year 1999 and schedule of nonexempt transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




                                                 /s/KPMG LLP


San Francisco, California
June 20, 2000

                                Exhibits

         23 Consent of Independent Certified Public Accountants

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       Advanced Polymer Systems, Inc.
                    Salary Reduction Profit Sharing Plan
                    ------------------------------------






Date:  June 26, 2000                           /s/ Michael O'Connell
      ----------------                       -------------------------
                                                   Michael O'Connell
                                                   Trustee

                             EXHIBIT INDEX


23  Consent of Independent Certified Public Accountants